SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.  20549

FORM  15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission  File  Number:  0-31177

(Exact  name  of  registrant  as  specified in its charter)  WebMaster.com, Inc.

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

24843  Del  Prado,  Suite  318,  Dana  Point  California          92629
(Address of principal executive offices)                              (Zip Code)

(Title  of  each  class  of  securities  covered  by  this  Form)

Securities  registered  pursuant  to  Section  12(g)  of  the  Act:  4,950,800

                       Class-A Common Voting Equity Stock


(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains). None.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule  12g-4(a)(1)(i)  [X]

Such  Class  of  securities  is  held  of  record  by  less  than  300  persons.

Rule  12g-4(a)(1)(ii)  [X]

 Such Class of securities is held of record by less than 500 persons and total assets are less than $10,000.


Approximate  number of holders of record as of the certification or notice date:
19

                                        1
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Pursuant  to  the  requirements  of the Securities Exchange Act of 1934 (Name of
registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                               WebMaster.com, Inc.

                                       by
February  14,  2001

                               /s/Jeffrey A. Harry
                                Jeffrey A. Harry
                          sole initial officer/director